Filed by American Eagle Gold Corp.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Pacific Booker Minerals Inc.

Commission File No: 001-33649

American Eagle Gold Terminates Take-Over Bid for Pacific Booker Minerals

Toronto, Ontario – June 5, 2026 – American Eagle Gold Corp. (AE: TSXV) (OTCQB: AMEGF) (“American Eagle” or the “Company”) announces the termination of its take-over bid (the "Offer") for Pacific Booker Minerals Inc. (TSXV: BKM) (“Pacific Booker”) effective immediately in accordance with the terms and conditions of the offer and accompanying take-over bid circular of American Eagle dated April 14, 2026. Accordingly, no Pacific Booker shares will be taken up under the Offer and the Pacific Booker shares that have been deposited under the Offer will be promptly returned to Pacific Booker shareholders.

American Eagle Gold remains focused on the recently commenced 55,000-metre drill program at its 100%-owned NAK project, which it is in the process of derisking and advancing toward development. We thank Lake Babine Nation for their support of our proposed acquisition of Pacific Booker and for the partnership we have built in the region. American Eagle wishes Pacific Booker's shareholders all the best.

ABOUT AMERICAN EAGLE

American Eagle is dedicated to advancing its NAK copper-gold porphyry project in west-central British Columbia, Canada. The Company benefits from over $55 million in its treasury, bolstered by four key shareholders, including major mining companies Teck Resources Limited and South32, and large strategic investors Eric Sprott and Ore Group. With substantial financial and technical resources, American Eagle Gold is well-positioned to drill, de-risk, and define the full potential of the NAK copper-gold porphyry project.

Q.P. Statement

Mark Bradley, B.Sc., M.Sc., P.Geo., a Certified Professional Geologist and independent 'qualified person' for the purposes of Canada's National Instrument 43-101 Standards of Disclosure for Mineral Properties, has verified and approved the information contained in this news release.

For further information please contact:

Anthony Moreau, Chief Executive Officer

Phone: (416) 644-1567

Email:     amoreau@oregroup.ca

www.americaneaglegold.ca

- or -

Shorecrest Group Ltd.

Phone: 1-888-637-5789 or (647) 931-7454 for collect calls outside North America

Email:    contact@shorecrestgroup.com

FORWARD-LOOKING STATEMENTS

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements regarding the Company's strategy and plans for its 55,000 metre drill program at the NAK project, the derisking and advancement of the NAK project towards development, the return of deposited Pacific Booker shares, and the Company's ability to drill, de-risk, and define the full potential of the NAK copper-gold porphyry project. Forward-looking statements are based on a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond the Company's control, that could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, exploration and development risks, commodity price fluctuations, financing and capital requirements, regulatory and permitting risks, and general economic and market conditions. Additional information identifying risks and uncertainties is contained in filings by American Eagle with Canadian securities regulators, which filings are available under American Eagle profile at www.sedarplus.ca. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.